12010348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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3/2/12

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FEB 28 2012

Washington DC 125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34706

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TEXAKOMA FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5601 GRANITE PARKWAY, STE. 600, GRANITE PARK 3
(No. and Street)

PLANO (City) TX (State) 75024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JACK L. SHARP (972) 317-9575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANCE, BIGELOW, SHARP & CO., LLP
(Name – *if individual, state last, first, middle name*)

2300 HIGHLAND VILLAGE, RD., STE 650 (Address) HIGHLAND VILLAGE (City) TX (State) 75077 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/14

OATH OR AFFIRMATION

I, WILLIAM STAPLETON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TEXAKOMA FINANCIAL, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CATHERINE ANNETTA COLVIN
Notary Public, State of Texas
My Commission Expires
April 06, 2015

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DBS
&CO.

TEXAKOMA FINANCIAL, INC.
AUDITED FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5
DECEMBER 31, 2011 AND 2010

Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

TEXAKOMA FINANCIAL, INC.
AUDITED FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5
DECEMBER 31, 2011 AND 2010

DBS &CO.
Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
of Texakoma Financial, Inc.

We have audited the statement of financial condition of Texakoma Financial, Inc. (a Texas corporation) as of December 31, 2011 and 2010, and the related statements of income and stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with US generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texakoma Financial, Inc. as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with US generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information as required by rule 17a-5 of the Securities and Exchange Commission is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dance, Bigelow, Sharp & Co, LLP
Highland Village, Texas
February 2, 2012

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

TEXAKOMA FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011 AND 2010

ASSETS

	2011	2010
ASSETS:		
Cash	$ 716,939	$ 712,971
Accounts receivable-advances	-	25,497
Accounts receivable-affiliate	169,766	87,413
Prepaid expense	24,158	27,036
Deferred tax asset	6,197	4,701
TOTAL ASSETS	$ 917,060	$ 857,618

LIABILITIES AND STOCKHOLDER EQUITY

	2011	2010
LIABILITIES:		
Accounts payable-trade	$ 115	$ 69
Accrued commissions	122,802	62,737
Accrued expenses and other	32,482	24,676
Total liabilities	155,399	87,482
STOCKHOLDER'S EQUITY :		
Common stock, $1 par value, 10,000 shares authorized, 6,000 shares issued and outstanding	6,000	6,000
Additional paid-in capital	720,807	720,807
Retained earnings	34,854	43,329
Total stockholder equity	761,661	770,136
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$ 917,060	$ 857,618

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
REVENUES		
Commission income	$ 4,935,047	$ 2,778,037
Total revenues	4,935,047	2,778,037
EXPENSES:		
Commissions	3,094,779	1,710,519
Salaries and wages	2,149,199	1,387,387
Payroll and general taxes	263,305	207,295
Profit sharing contribution	33,001	21,221
Registration	20,040	23,596
Professional fees	29,649	33,546
Administration	303,140	178,260
Compliance expense	180,436	163,221
Leads	19,015	21,253
Rent	133,414	132,020
Communications	21,309	50,385
Postage and delivery	59,021	45,283
Other operating expenses	185,305	158,929
Reimbursed expenses	(1,546,595)	(1,379,948)
Total expenses	4,945,018	2,752,967
INCOME (LOSS) BEFORE INCOME TAXES	(9,971)	25,070
PROVISION FOR INCOME TAXES		
Deferred tax benefit (expense)	1,496	(3,761)
NET INCOME (LOSS)	$ (8,475)	$ 21,309

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
AS OF DECEMBER 31, 2011 AND 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Totals
BALANCE, DECEMBER 31, 2009	6,000	720,807	22,020	748,827
Net income (loss)			21,309	21,309
BALANCE, DECEMBER 31, 2010	$ 6,000	$ 720,807	$ 43,329	$ 770,136
Net income (loss)			(8,475)	(8,475)
BALANCE, DECEMBER 31, 2011	$ 6,000	$ 720,807	$ 34,854	$ 761,661

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENTS OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Cash flows from operating activities -		
Net income (loss)	$ (8,475)	$ 21,309
Adjustments to reconcile net earnings to net cash provided (used) by operating activities -		
Net Change:		
Accounts receivable	(56,856)	2,101
Prepaid expenses	2,878	2
Deferred tax asset	(1,496)	3,761
Accounts payable-trade	46	(1,655)
Accrued commissions	60,065	(15,554)
Accrued expenses and other	7,806	(2,710)
Net cash provided (used) by operating activities	3,968	7,254
Cash at the beginning of the year	712,971	705,717
Cash at end of year	$ 716,939	$ 712,971
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

TEXAKOMA FINANCIAL, INC.
STATEMENT OF CHANGES IN LIABILITIES TO CREDITORS
AS OF DECEMBER 31, 2011 AND 2010

The Company had no liabilities subordinated to creditors at December 31, 2011, nor at December 31, 2010

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization -

Texakoma Financial, Inc. (the Company), a Texas Corporation, was incorporated in March 1985. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in several different states. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation.

Method of accounting -

The accounts of the Company are maintained on the accrual method of accounting with security transactions recorded on a trade date basis.

Cash and cash equivalents -

For the purpose of cash flow, the Company considers financial instruments with the original maturity of three months or less to be cash equivalents.

Basis of presentation -

Certain financial statement items in prior years have been reclassified to conform to the current year's format.

Accounting estimates -

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

Income taxes -

The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes". Under SFAS No. 109, an asset and liability approach is required. Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 the Company had net capital of $561,540, which was $551,180 in excess of its required net capital of $10,360. At December 31, 2010 the Company had net capital of $625,489 which was $619,657 in excess of its required net capital of $5,832.

3. ECONOMIC DEPENDENCY

All of the Company's business is dependent upon an affiliated company. The affiliated company originates all of the oil and gas working interests marketed by the Company. The loss of these originations

could have a material adverse effect on the Company. Texakoma Exploration & Production, LLC is the originator of the oil & gas investment ventures.

4. INCOME TAXES

Income taxes are accounted for in accordance with SFAS 109, "Accounting for Income Taxes". The statement requires that deferred income taxes reflect the tax effects of timing differences in reporting the results of operations for financial statement and income tax purposes. Income reported for financial statement purposes is the same as taxable income, as defined by the Internal Revenue Code for the years ended December 31, 2011 and 2010.

The Company's deferred tax assets of $6,197 at December 31, 2011 and $4,701 at December 31, 2010 consist of the tax benefits of net operating loss ("NOL") carry forwards from prior years. The Company believes that the $41,311 of NOL carry forwards will be utilized prior to expiration through future taxable earnings. The remaining NOL at December 31, 2011, along with the expiration dates are listed below.

Year Generated	NOL Remaining	Year of Expiration
2003	4,250	2023
2005	19,588	2025
2007	1,792	2027
2009	5,710	2029
2011	9,971	2031
	$ 41,311	

5. RELATED PARTY TRANSACTIONS

All of the Company's revenues were generated by services to an affiliated company, see note 3. The Company and this affiliate have common ownership. Accounts receivable due from the affiliate as of December 31, 2011 and December 31, 2010 were $169,766 and $87,413 respectively.

The affiliated company reimbursed the Company $1,546,595 in 2011 and $1,379,948 in 2010 for operating costs.

6. TEXAKOMA FINANCIAL, INC. 401(k) PLAN

The Company established a 401 (k) Plan for its employees on June 16, 1998. Under the Plan, employees may contribute up to $16,500 in 2011 and 2010. The Company matches 25% of the employees' contributions up to a maximum of 4% of compensation. The Company's contributions for the years ended December 31, 2011 and 2010 were $33,001 and $21,221, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants have the right to instruct how their accounts are invested within several investment options offered by the Plan.

7. SIGNIFICANT CONCENTRATIONS OF CASH

The Company has deposits in a financial institution. This institution insures deposits up to a specified limit. Deposits at December 31, 2011 and 2010 at this institution were $716,939 and $712,971, respectively, of which $250,000 was insured.

SUPPLEMENTARY INFORMATION

Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Texakoma Financial, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of Texakoma Financial, Inc. (the Company), for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Davee, Bigelow, Sharp & Co., LLP
Highland Village, Texas
February 2, 2012

TEXAKOMA FINANCIAL, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2011

1. Computation of net capital and aggregate indebtedness under Rule 15c3-1

Excess net capital:		
Total stockholder equity	$	761,661
Less non-allowable assets:		
Accounts receivable - affiliate		169,766
Prepaid expenses		24,158
Deferred tax asset		6,197
Net capital		561,540
Minimum net capital required		10,360
Excess net capital	$	551,180
Aggregate indebtedness to net capital:		
Accounts payable and accrued expenses	$	155,399
Aggregate indebtedness	$	155,399
Ratio: aggregate indebtedness to net capital:		28%

The difference between the above computation of net capital pursuant to rule 15c3-1 and that filed with the Company's unaudited December 31, 2011 FOCUS report is as follows:		None
FOCUS Report:	$	561,540
Net Capital per audit report	$	561,540

2. Computation for determination of reserve requirements under Rule 15c3-3

The Company operates under the exemptive provisions of paragraph k,(2),I of SEC Rule 15c3-3.

3. Information relating to the possession or control requirements under Rule15c3-3

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2011.

TEXAKOMA FINANCIAL, INC.
AGREED-UPON PROCEDURES AND SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 (e)(4)
DECEMBER 31, 2011

DBS &CO.
Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Texakoma Financial, Inc.
Dallas , Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011 which were agreed to by Texakoma Financial, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Texakoma Financial Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Texakoma Financial Inc.'s management is responsible for Texakoma Financial, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-6 (General Assessment Payment Form) with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the period from January 1, 2011 to December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dance, Bigelow, Sharp & Co, LLP
Highland Village, Texas
February 17, 2012

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended DECEMBER 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034706 FINRA DEC
TEXAKOMA FINANCIAL INC 20*20
500 GRANITE PARKWAY STE 600
PLANO TX 75024

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JAY BUSBY 972-212-802

2. A. General Assessment (item 2e from page 2) $ 12,338

B. Less payment made with SIPC-6 filed (exclude interest) (5,530)
7/28/11
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 6,808

E. Interest computed on late payment (see instruction E) for — days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,808

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,808

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TEXAKOMA FINANCIAL, INC.
(Name of Corporation, Partnership or other organization)

Bill Sp[illegible]
(Authorized Signature)

Dated the 16th day of FEBRUARY, 2012.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 2011 and ending DEC 31, 2011

..em No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,935,047
. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	-
SIPC Net Operating Revenues	$ 4,935,047
e. General Assessment @ .0025	$ 12,338
	(to page 1, line 2.A.)